December 20, 2019

To: British Columbia Securities Commission, Ontario Securities Commission, Manitoba Securities Commission, Nova Scotia Securities Commission, Alberta Securities Commission, Saskatchewan Financial Services Commission, Office of the Superintendent of Securities, Service Newfoundland & Labrador, Office of the Superintendent of Securities, Government of Prince Edward Island and New Brunswick Securities Commission

We have read the statements made by SilverCrest Metals Inc. in the attached copy of change of auditor notice dated December 20, 2019, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated December 20, 2019.

Yours very truly,

Chartered Professional Accountants

Vancouver, British Columbia